FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 333-148157

For the Month of January, 2008

Mitsui Sumitomo Insurance Company, Limited

(Translation of registrant’s name into English)

27-2, Shinkawa 2-chome,
Chuo-ku, Tokyo 104-8252, Japan

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

[Translation in English]

News Releases

1.	Notice of Resolution of the Extraordinary Shareholders Meeting

2.	Notification of Share Transfer and Notification of Share Certificate Submission

3.	Request for Share Certificate Submission in Connection with Share Transfer

4.	Notice Regarding Repurchase of Company’s Own Shares

5.	Notice Regarding Cancellation of Treasury Shares

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mitsui Sumitomo Insurance Company, Limited

Date: January 31, 2008	By:	/s/ Toru Hasegawa
Toru Hasegawa
General Manager Shareholder Relations & Legal Dept.

[Translation]
Securities Code 8752
January 31, 2008
To Our Shareholders

Toshiaki Egashira, President and CEO Mitsui Sumitomo Insurance Company, Limited 2-27 Shinkawa 2-chome, Chuo-ku, Tokyo
Notice of Resolution of the Extraordinary Shareholders Meeting
Mitsui Sumitomo Insurance Company, Limited (the “Company”) hereby announces that the following matters were resolved at the Extraordinary Shareholders Meeting held today.
Matters Requiring a Resolution
Agenda Item 1: Approval of Share Transfer Plan
This agenda item has been approved as proposed, and the Company resolved to establish Mitsui Sumitomo Insurance Group Holdings, Inc., which is a wholly-owning parent company, through a share transfer and to become its wholly-owned subsidiary subject to the approvals of the competent authorities prescribed in the laws and ordinances.
Description of the wholly-owing parent company to be newly established through a share transfer and the details of the share transfer are as follows:

(1)	Trade Name	Mitsui Sumitomo Kaijo Group Holdings Kabushiki Kaisha (English name: Mitsui Sumitomo Insurance Group Holdings, Inc.)
(2)	Location of Head Office	Chuo-ku, Tokyo
(3)	Date of Share Transfer	April 1, 2008 (scheduled)
(4)	Share Transfer Ratio	0.3 share of common stock of Mitsui Sumitomo Insurance Group Holdings, Inc. for 1 share of common stock of the Company
(5)	Number of Shares Constituting One Unit	100 shares
(6)	Stated Capital	JPY 100,000,000,000
(7)	Directors	Yoshiaki Shin, Toshiaki Egashira, Toshihiro Nakagawa, Isamu Endo, Hiromi Asano, Katsuaki Ikeda, Hitoshi Ichihara, Yasuyoshi Karasawa, Susumu Fujimoto, Eiko Kono, Kenji Koroyasu, Iwao Taka and Toshihiko Seki (Ms. Eiko Kono and Messrs. Kenji Koroyasu, Iwao Taka and Toshihiko Seki are outside directors.)

(8)	Corporate Auditors	Takashi Yamashita, Yoshio Iijima, Sosuke Yasuda and Daiken Tsunoda (Messrs. Sosuke Yasuda and Daiken Tsunoda are outside corporate auditors.)
(9)	Substitute Corporate Auditor	Kuniaki Nomura (Mr. Kuniaki Nomura is a substitute corporate auditor for all of the outside corporate auditors.)
(10)	Accounting Auditor	KPMG AZSA & Co.
(11)	Administrator of Shareholders Registry	The Sumitomo Trust and Banking Co., Ltd.
Agenda Item 2: Amendment to Articles of Incorporation
This agenda item has been approved as proposed.
Details of the amendment are as follows.
The resolution will take effect on March 30, 2008 on the condition that the share transfer plan approved in the agenda item 1 has not been rendered invalid as of the day immediately prior to March 30, 2008, and the share transfer has not been cancelled.

(Underlined sections have been changed.)
Before Amendment	After Amendment
(Record Date for Annual Shareholders Meeting)
Article 16.	(Deleted)
The record date for the annual shareholders meeting of the Company shall every year be March 31.
Article 17 through Article 42	Article 16 through Article 41
(Provisions intentionally omitted.)	(As currently provided.)

Year-end Dividend for the 91st Business Year
The Company expects to pay dividend (year-end dividend) for the 91st fiscal year of the Company (from April 1, 2007 to March 31, 2008) to the shareholders (including beneficial shareholders) or registered pledgees of shares entered or recorded in the final shareholders registry (including beneficial shareholders registry) as of March 31, 2008.
The Company expects to add a commemorative dividend of JPY 1 per share to the ordinary dividend of JPY 8 per share for the year-end dividend for the current fiscal year, to commemorate the establishment of the holding company and in gratitude for shareholders’ continuous support. Consequently, the annual dividend forecast for the current fiscal year including interim dividend is JPY 16 per share, an increase by JPY 2 per share compared to the previous fiscal year.

Handling of the Company’s Shares in Connection with the Share Transfer
The Company will establish a holding company called Mitsui Sumitomo Insurance Group Holdings, Inc., and become a wholly-owned subsidiary of the holding company, on April 1, 2008 (scheduled) which is the date of share transfer.
In connection with the share transfer, the holding company will allot its shares to the shareholders entered or recorded in the final shareholders registry of the Company (including the beneficial shareholders entered or recorded in the beneficial shareholders registry) as of the day immediately prior to the share transfer date at a rate of 0.3 share of Mitsui Sumitomo Insurance Group Holdings, Inc. against 1 share of the Company held by the shareholders (the number of shares constituting one unit will be 100).
Because the share certificates of the Company will become null and void on the share transfer date, the shareholders holding share certificates need to follow the share certificate submission procedures. The shareholders are requested to review the attached “Request for Share Certificate Submission in Connection with Share Transfer” for the details of the procedures.
Those shareholders who have deposited all share certificates with the Japan Securities Depository Center, Inc. under the securities depository system, who own only registered shares constituting less than one unit (1,000 shares) or who own only shares for which application has been made for nonissuance of share certificates, need not submit share certificates of the Company.
- End -

[Translation]
January 31, 2008
To Our Shareholders

Toshiaki Egashira, President and CEO Mitsui Sumitomo Insurance Company, Limited 2-27 Shinkawa 2-chome, Chuo-ku, Tokyo
Notification of Share Transfer and Notification of Share Certificate Submission
Mitsui Sumitomo Insurance Company, Limited (the “Company”) has resolved, at the Extraordinary Shareholders Meeting held today, to establish Mitsui Sumitomo Insurance Group Holdings, Inc. (address: 2-27 Shinkawa 2-chome, Chuo-ku, Tokyo) which is a wholly-owning parent company, and to become its wholly-owned subsidiary, on Tuesday, April 1, 2008 which is the date of share transfer.
In connection with the share transfer, Mitsui Sumitomo Insurance Group Holdings, Inc. will allot its shares to the shareholders entered or recorded in the final shareholders registry of the Company (including the beneficial shareholders entered or recorded in the beneficial shareholders registry) as of the day immediately prior to the share transfer date (Monday, March 31, 2008) at a rate of 0.3 share of Mitsui Sumitomo Insurance Group Holdings, Inc. against 1 share of the Company held by the shareholders (the number of shares constituting one unit will be 100).
Because the share certificates of the Company will become null and void on the share transfer date (Tuesday, April 1, 2008), the shareholders are requested to submit all of their share certificates in the manner described below.
1.	Share Certificate Submission Period
From Friday, February 1, 2008 through Tuesday, April 1, 2008
(share certificates for which the registration of transfer has not been completed must be submitted by Monday, March 31, 2008)
2.	Office Handling Share Certificate Submission

Administrator of Shareholders Registry	The Sumitomo Trust and Banking Co., Ltd.
Place of Business	The Sumitomo Trust and Banking Co., Ltd. Stock Transfer Agency Department 4-4 Marunouchi 1-chome, Chiyoda-ku, Tokyo
Postal Address	The Sumitomo Trust and Banking Co., Ltd. Stock Transfer Agency Department 1-10 Nikkocho, Fuchu-shi, Tokyo, 183-8701
Inquiry Telephone Number	Inquiries regarding Share Certificate Submission:
0120-176-417 Request for Application Form for Transfer of Share or Change of Address:
0120-175-417
Forwarding Offices	Head office and all branch offices of The Sumitomo Trust and Banking Co., Ltd. in Japan

Information and Notice
1.	Please refer to the “Request for Share Certificate Submission in Connection with Share Transfer,” to be separately mailed, and take the procedures as described therein. Share certificates of Mitsui Sumitomo Insurance Group Holdings, Inc. are scheduled to be sent on Tuesday, May 20, 2008 to those shareholders who have submitted their share certificates within the share certificate submission period.
2.	Please note that once the share certificates have been submitted, shareholders will not be able to sell their shares until they have received new share certificates. Please do not submit your share certificates but follow the procedures for using the securities depository system by mid-March 2008 if you plan to sell your shares before you receive new share certificates. You thus may sell your shares in the form of the shares of Mitsui Sumitomo Insurance Group Holdings, Inc. on or after Tuesday, April 1, 2008.
3.	Share certificate submission procedures are not necessary for shares deposited with the Japan Securities Depository Center, Inc., registered shares constituting less than one unit (1,000 shares), or shares for which application has been made for nonissuance of share certificates.
4.	Please contanct your securities company or financial institution for handling of share certificates deposited for safe custody with a securities company or deposited as security with a financial institution.
- End -

[Translation]
January 31, 2008
To Our Shareholders:
Toshiaki Egashira, President and CEO
Mitsui Sumitomo Insurance Company, Limited
2-27 Shinkawa 2-chome, Chuo-ku, Tokyo
Request for Share Certificate Submission in Connection with Share Transfer
Mitsui Sumitomo Insurance Company, Limited (the “Company”) has resolved, at the Extraordinary Shareholders Meeting held today, to establish Mitsui Sumitomo Insurance Group Holdings, Inc., which is a wholly-owning parent company, and to become its wholly-owned subsidiary, on Tuesday, April 1, 2008 which is the date of share transfer.
In connection with the share transfer, Mitsui Sumitomo Insurance Group Holdings, Inc. will allot its shares to the shareholders entered or recorded in the final shareholders registry of the Company (including the beneficial shareholders entered or recorded in the beneficial shareholders registry) as of the day immediately prior to the share transfer date (Monday, March 31, 2008) at a rate of 0.3 share of Mitsui Sumitomo Insurance Group Holdings, Inc. against 1 share of the Company held by the shareholders (the number of shares constituting one unit will be 100).
Because the share certificates of the Company will become null and void on the share transfer date (Tuesday, April 1, 2008), the shareholders are requested, after reading the “Share Certificate Submission Guide” below, to submit all of their share certificates to the administrator of the shareholders registry of the Company (The Sumitomo Trust & Banking Co., Ltd.) during the share certificate submission period (from Friday, February 1, 2008 through Tuesday, April 1, 2008) (share certificates for which the registration of transfer has not been completed must be submitted by Monday, March 31, 2008).

Note
1. Please note that once the share certificates have been submitted, shareholders will not be able to sell their shares until they have received new share certificates. Please do not submit your share certificates but follow the procedures for using the securities depository system by mid-March 2008 if you plan to sell your shares before you receive new share certificates. You thus may sell your shares in the form of the shares of Mitsui Sumitomo Insurance Group Holdings, Inc. on or after Tuesday, April 1, 2008.
2. Share certificate submission procedures are not necessary for shares deposited with the Japan Securities Depository Center, Inc. (“JASDEC”), registered shares constituting less than one unit (1,000 shares), or shares for which application has been made for nonissuance of share certificates.
3. Please contact your securities company or financial institution regarding the handling of share certificates deposited for safe custody with a securities company or deposited as security with a financial institution.
4. The computerization of share certificates is scheduled for implementation in January 2009. After the implementation of computerization, share certificates of listed companies will become null and void and shareholders’ rights will be managed electronically through the accounts of financial institutions, such as securities firms. If the securities depository system is used, no special procedures are required for the sale of shares, etc. Therefore, shareholders currently holding share certificates are invited to take this opportunity to consider using the securities depository system. Please contact your securities company for details of the procedures.

Share Certificate Submission Guide

1.	You do not need to submit share certificates in any of the following cases.

(1) If you use the securities depository system for all shares held.

(2) If you own only registered shares constituting less than one unit (1,000 shares).

(3) If you own only shares for which application has been made for nonissuance of share certificates.

Note:
1.	Please note that, if you do not use the securities depository system, you will not be able to sell your shares once you have submitted the share certificates, until you have received new share certificates of Mitsui Sumitomo Insurance Group Holdings, Inc. (scheduled to be sent on Tuesday, May 20, 2008). Please also note that once share certificates have been submitted the submission cannot be cancelled.

2.	Please contact your securities company or financial institution regarding the handling of share certificates deposited for safe custody with a securities company or deposited as security with a financial institution.
1. Share Certificate Submission Period
From Friday, February 1, 2008 through Tuesday, April 1, 2008
(share certificates for which the registration of transfer has not been completed must be submitted by Monday, March 31, 2008.)
Note:
Submission by mail will be considered to have been within the Share Certificate Submission Period if it is postmarked Tuesday, April 1, 2008 (for share certificates for which the registration of transfer has not been completed, Monday, March 31, 2008) or earlier .

2. Offices Handling Share Certificate Submissions
The administrator of the shareholders registry will handle or forward share certificate submissions at its place of business or forwarding office.

Administrator of Shareholders Registry	The Sumitomo Trust & Banking Co., Ltd.
Place of Business	Stock Transfer Agency Department, The Sumitomo Trust & Banking Co., Ltd. 4-4 Marunouchi 1-chome, Chiyoda-ku, Tokyo
Telephone inquiries:	Inquiries regarding this matter: (toll-free number in Japan — 0120-176-417)
Request for Application Forms for change of address, registration of transfer of shares, etc.: (toll-free number in Japan — 0120-175-417)
Forwarding Offices	The Sumitomo Trust & Banking Co., Ltd. Head Office and all branch offices in Japan
Note:
Please be advised that the Company will not handle or forward submissions at its head office, branches or sub-branches.

In the case of share certificate submission by mail

Mailing Address:	Stock Transfer Agency Department, The Sumitomo Trust & Banking Co., Ltd., 1-10 Nikko-cho, Fuchu-shi, Tokyo 183-8701

Please note:

1)	The zip code is as printed on the envelope (183-8731) if and only if you are using the enclosed envelope.

2)	Submissions and inquiries will not be handled in person at the above location.

In the case of share certificate submission in person
Please refer to “The Sumitomo Trust & Banking Co., Ltd. List of Locations (Place of Business and Forwarding Offices)” below and submit your share certificates at your nearest location.

3. Method of Submitting Share Certificates of the Company
(1)	Submission of share certificates to the offices handling share certificate submissions in 2 above
(a)	Complete the required sections of the enclosed “Share Certificate Submission Form” (see the example of a completed form below) and affix your registered seal impression, place all your share certificates in the envelope, and send it by simple registered mail from your nearest post office (no stamp is necessary if you use the enclosed envelope during the share certificate submission period in 1 above, since the postage will be paid by the Company).

If you do not use the enclosed envelope, please send the submission by simple registered mail to the mailing address in 2 above.

(b)	If you wish to submit share certificates in person at a handling office, complete the required sections of the enclosed “Share Certificate Submission Form” and affix your registered seal impression, and submit it to the office with all your share certificates.

(c)	If registration of transfer has not been completed with respect to any of the share certificates to be submitted, please be sure to attach a “Share Registration Change Request Form” (accompanied by a “Shareholder (seal) Card” in the case of a new shareholder). Please direct any inquiries about requests for the “Share Registration Change Request Form” to an office handling share certificate submissions in 2 above. In this case, please make your submission by Monday, March 31, 2008.

(d)	“Share Certificate Submission Receipts” will be issued with respect to share certificates submitted.

Please carefully retain these receipts until you receive new share certificates and “Notice of Number of Shares Allotted in Connection with Share Transfer” (each scheduled to be sent on Tuesday, May 20, 2008) as they are proof that you have submitted your share certificates.

The “Share Certificate Submission Receipts” may not be exchanged for new shares, sold, transferred, or pledged.

(e)	If you have not submitted your share certificates within the share certificate submission period in 1 above, please complete the procedures at a handling office in 2 above on or after Tuesday, May 20, 2008 in the manner set out in 4(3) below.
Note:

1.	Please submit all your share certificates together to the handling office in 2 above.

2.	Please be advised that submission may not be cancelled, that share certificates may not be returned, and that the name of the person in which the share certificates have been submitted may not be changed, once share certificates have been submitted.

3.	In the case of change of address after submitting your share certificates, please be sure to submit a “Change of Address Form” and “Shareholder (seal) Card” to a handling office in 2 above.

4.	If you are unable to submit your share certificates due to loss or other reasons, please contact the Administrator of Shareholders Registry directly at the number for telephone inquiries in 2 above during the share certificate submission period.
(2)	If your share certificates are deposited with JASDEC:

Share certificate submission procedures are not necessary for share certificates deposited with JASDEC or for share certificates currently owned but to have been deposited with JASDEC by mid-March 2008. (Please contact your securities company in a timely manner if you consider depositing your share certificates with JASDEC.)

4. Method and Timing of Allotment of Shares of Mitsui Sumitomo Insurance Group Holdings, Inc.
Mitsui Sumitomo Insurance Group Holdings, Inc. will allot its shares to the shareholders entered or recorded in the final shareholders registry of the Company (including the beneficial shareholders entered or recorded in the beneficial shareholders registry) as of the day immediately prior to the share transfer date (Monday, March 31, 2008) at a rate of 0.3 share of Mitsui Sumitomo Insurance Group Holdings, Inc. against 1 share of the Company held by the shareholders (the number of shares constituting one unit will be 100).
If the allotment results in fractions less than whole shares, cash proceeds from the sale of the fractional shares will be paid to the shareholder as set out in 8 below.

Reference — Method of Allotment of Mitsui Sumitomo Insurance Group Holdings, Inc. Shares

[Example] If you own 1,090 shares of the Company
327 shares (1,090 shares multiplied by 0.3) of Mitsui Sumitomo Insurance Group Holdings, Inc. will be allotted.
(1)	If your share certificates are deposited with JASDEC:

327 shares will be recorded in the beneficial shareholders registry and in the account of the securities company.

(2)	If you own 1,000 shares in a share certificate(s) and 90 shares as registered shares, and you have submitted the certificate(s) of 1,000 shares:
(a)	For 300 shares, 3 new share certificates in denomination of 100 shares, which will be the trading unit for Mitsui Sumitomo Insurance Group Holdings, Inc. shares, will be sent to you on Tuesday, May 20, 2008 (scheduled).

(b)	For 27 shares that do not constitute one full unit (100 shares), the shares will be recorded in the shareholders registry as shares less than one unit.

(1)	If your share certificates have been submitted within the share certificate submission period:

New share certificates and “Notice of Number of Shares Allotted in connection with Share Transfer” are scheduled to be sent by registered mail to the registered address or otherwise designated place on Tuesday, May 20, 2008.

The resulting shares that do not constitute one full unit (100 shares) will be recorded in the shareholders registry and share certificates will not be issued.

(2)	If your share certificates are deposited with JASDEC:

If your share certificates are deposited with JASDEC, shares of Mitsui Sumitomo Insurance Group Holdings, Inc. will be deposited in accordance with the number of shares of the Company deposited on the day immediately prior to the share transfer date (Monday, March 31, 2008) and the share transfer ratio (0.3 share of Mitsui Sumitomo Insurance Group Holdings, Inc. for 1 share of the Company). The new shares may be sold on or after Tuesday, April 1, 2008.

A “Notice of Number of Shares Allotted in connection with Share Transfer” is scheduled to be sent to the registered address on Tuesday, May 20, 2008.

(3)	If your share certificates have not been submitted within the share certificate submission period:

Share certificates of Mitsui Sumitomo Insurance Group Holdings, Inc. will be delivered in exchange for share certificates of the Company. Therefore, please complete the procedures at a handling office in 2 above on or after Tuesday, May 20, 2008.

The resulting shares that do not constitute one full unit (100 shares) will be recorded in the shareholders registry and share certificates will not be issued.

Please be advised that the issuance of new share certificates will require approximately 2 weeks.

Note:

If registration of transfer has not been completed with respect to any of the share certificates to be submitted, please be sure to attach a “Share Registration Change Request Form” (accompanied by a Shareholder (seal) Card in the case of a new shareholder).

(4)	If you own shares of the Company that do not constitute one full unit (1 - 999 shares):

If you own shares of the Company that do not constitute one full unit (1 - 999 shares) and are to be allotted one or more unit of 100 shares of Mitsui Sumitomo Insurance Group Holdings, Inc., then one or more share certificates in denomination of 100 shares will be issued and sent to your registered address on May 20, 2008 by registered mail.

5. Share Certificate Submission Procedures and Trading of Shares in the Market
The dates for share certificate submission procedures and trading of shares in the market are set out in the following table. When trading shares please give due consideration to the schedule (The shares of Mitsui Sumitomo Insurance Group Holdings, Inc. will be traded in one or more units of 100 shares).
Please be advised that shareholders who has not deposited share certificates now owned with JASDEC by mid-March 2008, will not be able to sell their shares once the share certificates have been submitted, until they have received new share certificates(, which are scheduled to be sent on Tuesday, May 20, 2008). Please contact your securities company in a timely manner if you consider depositing your share certificates with JASDEC.

Date	Event	Trading of shares in the market
Friday, February 1, 2008	Start of submission of share certificates of the Company	Shares of the Company may be traded on stock exchanges until Tuesday, March 25, 2008.
Wednesday, March 26, 2008	Delisting date of shares of the Company	From Wednesday, March 26, 2008 trading of shares of the Company on stock exchanges will not be possible.
Tuesday, April 1, 2008	Share transfer date Listing date of shares of Mitsui Sumitomo Insurance Group Holdings, Inc. Last day of Share Certificate Submission Period	If your share certificates are deposited with JASDEC, the number of shares of Mitsui Sumitomo Insurance Group Holdings, Inc. allotted in accordance with the share transfer ratio (0.3 share of Mitsui Sumitomo Insurance Group Holdings, Inc. for 1 share of the Company) may be traded on or after this day.
Tuesday, May 20, 2008 (Scheduled)	Date for delivering share certificates of Mitsui Sumitomo Insurance Group Holdings, Inc.	If your share certificates are not deposited with JASDEC, shares of Mitsui Sumitomo Insurance Group Holdings, Inc. may be traded after you have received share certificates.

6. Requests for Purchase of Shares Less Than One Unit
(1)	Dates for Purchase Requests
(a)	Purchase Requests for shares of the Company less than one unit

Date	Treatment of Purchase Request
Through Tuesday, March 25, 2008	Requests will be handled pursuant to the share handling regulations of the Company. However, if there is no trading of the shares of the Company on Tuesday, March 25, 2008, the purchase price will be the closing price of the shares of the Company on the Tokyo Stock Exchange on the immediately preceding day.
From Wednesday, March 26, 2008 through Monday, March 31, 2008	Purchase requests for shares less than one unit will not be accepted during this period since trading of the Company’s shares on securities exchanges has been terminated (shares of the Company have been delisted from stock exchanges).
(b)	Purchase Requests for shares of Mitsui Sumitomo Insurance Group Holdings, Inc. less than one unit

Date	Treatment of Purchase Request
On or after Tuesday, April 1, 2008	Requests will be handled pursuant to the share handling regulations of Mitsui Sumitomo Insurance Group Holdings, Inc.
Only the shares less than one full unit (100 shares) that results from the allotment may be the subject of purchase.
(2)	Procedures for Purchase Requests
Complete the required sections of the “Purchase Request Form for Shares Less Than One Unit” and affix your registered seal impression (with share certificates, if any). If the purchase request concerns share certificates already submitted, please attach the share certificate submission receipt along with the request.

Please fill in the number of shares of Mitsui Sumitomo Insurance Group Holdings, Inc. less than one full unit (100 shares) that results from the allotment in the case of purchase requests made on or after Tuesday, April 1, 2008.

Payment of purchase price for shares less than one unit will be made 4 to 5 business days after receipt of the request.

Note:

Please contact the Administrator of Shareholders Registry at a handling office in 2 above for details of the procedures.
Please contact your securities company if the share certificates are deposited with JASDEC, since purchase requests will be handled by the custodial securities company.

7. Requests for Sales of Shares Less Than One Unit
(1)	Dates for Sales Requests
(a)	Sales Requests for shares of the Company less than one unit

Date	Treatment of Sales Requests
Through Wednesday, March 12, 2008	Requests will be handled pursuant to the share handling regulations of the Company.

From Thursday, March 13, 2008 through Monday, March 31, 2008	Sales requests will not be accepted during this period since the shareholders registry is being finalized in connection with the share transfer.
(b)	Sales Requests for shares of Mitsui Sumitomo Insurance Group Holdings, Inc. less than one unit

Date	Treatment of Sale Requests
On or after Tuesday, April 1, 2008	Sale requests for shares less than one unit (100 shares) will be handled pursuant to the share handling regulations of Mitsui Sumitomo Insurance Group Holdings, Inc.
(2)	Procedures for Sales Requests
Please contact the Administrator of Shareholders Registry a handling office in 2 above for details of the procedures.

Please contact your securities company if the share certificates are deposited with JASDEC, since sales requests will be handled by the custodial securities company.

8. Payment of cash proceeds from sales of fractional shares
Any fractional share that results from the allotment of shares of Mitsui Sumitomo Insurance Group Holdings, Inc. will be disposed of in a manner prescribed in the laws and ordinances and the cash proceeds will be distributed in accordance with the respective fractions of shareholders.

[Example] If you own 1,005 shares of the Company
1,005 shares multiplied by 0.3 = 301.5
•	For the 300 of the 301.5 shares, three share certificates in denomination of 100 shares will be delivered (unless share certificates are deposited with JASDEC).

•	For the 1 share, shares will be recorded in the shareholders registry of Mitsui Sumitomo Insurance Group Holdings, Inc., and share certificate will not be issued.

•	For the 0.5 of a share, cash will be paid in the amount equivalent to 0.5 of a share.
A “Receipt of Payment of Cash Proceeds for Fractional Shares” will be sent on Tuesday, May 20, 2008 (scheduled) to shareholders who have submitted their share certificates of the Company within the share certificate submission period and to whom a fractional share of Mitsui Sumitomo Insurance Group Holdings, Inc. has been allotted (including shareholders who have deposited their share certificates with JASDEC). Such shareholders will be requested to receive payment at their nearest Japan Post Bank.

9. Other Matters
Shareholder (seal) cards, beneficial shareholder cards, request for wire transfer of dividends and other documents filed with the Company will all be transferred to Mitsui Sumitomo Insurance Group Holdings, Inc. on the share transfer date (Tuesday, April 1, 2008).

Example of a completed “Share Certificate Submission Form”

Mitsui Sumitomo Insurance Company, Limited Share Certificate Submission Form
		Share Submission Period Friday, February 1, 2008 through Tuesday, April 1, 2008 (for share certificates for which change of registration has not been completed: through Monday, March 31, 2008)				Receipt No. ________
Shareholder No. ____________________	No. of shares held __________________ (excluding shares deposited with JASDEC)	No. of shares for submission _________________	Total no. of share certificates for submission
			No. of certificates:		No. of shares:
Please fill in the number of share certificates and shares submitting.
In accordance with the share transfer I enclose the share certificates recorded above with this form.			To: The Sumitomo Trust & Banking Co., Ltd. Administrator of Shareholders Registry Mitsui Sumitomo Insurance Company, Limited
Please be sure to record the date and your telephone number.			1. After reading the matters to note regarding submission of share certificates on the back, please sign and affix your seal in the places marked.
Taro Misumi 1-10 Nikko-cho, Fuchu-shi, Tokyo 183-8701 Telephone No. (contact details): ____________________________ Company use	Date:__ __,__ [Seal]	2. On submission of share certificates, please do not detach the share certificate submission form or the share certificate receipt.
3. The number of shares held and the number of shares for submission are as set out above (shares deposited under the securities depository system are excluded). The numbers of registered shares and shares for which application has been made for nonissuance of share certificates are excluded from the number of shares for submission.

			Attachment		Date of receipt	Branch of receipt
			1. Change of registration form 2. Registration of changes 3. Purchase request form	4. Designated postal address form. 5. Various registration forms
Note: Please submit the “Share Certificate Submission Form” without detaching the attached “Share Certificate Submission Receipt.” (You do not need to fill out the “Submitted Share Certificate Receipt”).

Procedures related to shares are handled by the Sumitomo Trust & Banking Co., Ltd. at Transfer Agency Department
Please direct any inquiries to the telephone numbers listed below.
Stock Transfer Agency Department (Tokyo) 4-4 Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8233 (Marunouchi North Exit, Tokyo Station)
Stock Transfer Agency Department (Osaka) 5-33 Kitahama 4-chome, Chuo-ku, Osaka 540-8639 (Sumitomo Building, Level 1, Yodoyabashi Station)

Postal Address:	1-10 Nikko-cho, Fuchu-shi, Tokyo 183-8701
Telephone Inquiries:	Inquiries regarding this matter: (toll-free number in Japan 0120-176-417)
Requests for forms for change of address, registration of transfer of shares etc.: (toll-free number in Japan 0120-175-417)
List of Sumitomo Trust & Banking Co., Ltd. Locations
(Place of Business and Forwarding Offices)

Branch name	Telephone No.	Zip code	Location
Sapporo Branch	011 (251) 2171	060-0001	3-3 Kita 1 Jo Nishi, Chuo-ku, Sapporo-shi, Hokkaido (opposite Hokkaido Shinbun Press on Kita 1 Jo)
Sendai Branch	022 (224) 1144	980-0021	2-2-10 Chuo, Aoba-ku, Sendai-shi, Miyagi (next to Daiei Aoba Dori on the east)
Tokyo Sales Department	03 (3286) 1111	100-8233	1-4-4 Marunouchi, Chiyoda-ku, Tokyo (Marunouchi North Exit, Tokyo Station)
Tokyo Central Branch	03 (3286) 8111	104-8476	2-3-1 Yaesu, Chuo-ku, Tokyo (opposite the Yaesu South Exit, Tokyo Station)
Ueno Branch	03 (3831) 3121	110-0005	1-20-8 Ueno, Taito-ku, Tokyo (on Kasuga Dori, at the Ueno Hiro Koji Intersection)
Shinjuku Branch	03 (3354) 2111	160-0622	3-26-11 Shinjuku, Shinjuku, Tokyo (Shinjuku Takano Building, East Exit, Shinjuku Station)
Shinjuku Branch (Tama Sakuragaoka Consulting Office)	042 (375) 0111	206-0011	1-7-5 Sekido, Tama-shi, Tokyo (2F Seiseki Building C, Seiseki Sakuragaoka Station on the Keio Line)
Shibuya Branch	03 (3463) 7121	150-0041	1-22-3 Jinnan, Shibuya-ku, Tokyo (opposite Seibu Department Store, Hachiko Exit, JR Shibuya Station)
Ikebukuro Branch	03 (3984) 6611	170-0013	1-41-7 Higasi Ikebukuro, Toshima-ku, Tokyo (opposite Mitsukoshi, East Exit, JR Ikebukuro Station)
Kichijoji Branch	0422 (22) 3681	180-0004	2-2-14 Kichijoji Honcho, Musashino-shi, Tokyo (near to Tokyu Department Store, north side of Kichijoji Station)
Hachioji Branch	0426 (45) 1611	192-0083	1-4 Asahicho, Hachioji-shi, Tokyo (next to Sogo, North Exit, JR Hachioji Station)
Tokorozawa Branch	04 (2924) 6111	359-1123	12-1 Hiyoshicho, Tokorozawa-shi, Saitama (1F Waltz Tokorozawa, West Exit, Tokorozawa Station)
Koshigaya Branch	048 (965) 8121	343-0816	14-22 Yayoicho, Koshigaya-shi, Saitama (on the corner at the first traffic lights on Chuo Dori, in front of the City Office, East Exit, Koshigaya Station)
Omiya Branch	048 (643) 6311	330-0846	1-6-1 Daimoncho, Omiya-ku, Saitama-shi, Saitama (East Exit, JR Omiya Station)
Yokohama Branch	045 (311) 5701	220-0005	1-14-10 Minami Saiwai, Nishi-ku, Yokohama-shi, Kanagawa (near Takashimaya, West Exit, Yokohama Station)
Konandai Branch	045 (832) 1171	234-0054	3-15-2-102 Konandai, Konan-ku, Yokohama-shi, Kanagawa (next to Daiei, Konandai Station)
Fujisawa Branch	0466 (27) 3100	251-0055	1-1 Minami Fujisawa, Fujisawa-shi, Kanagawa (opposite the Odakyu Department Store adjoining the station, South Exit, Fujisawa Station)
Sagamiono Branch	042 (765) 1311	228-0803	YS Building, 3-13-7 Sagamiono, Sagamihara-shi, Kanagawa (the Isetan side, Sagamiono Station)
Tsudanuma Branch	047 (478) 6111	274-0825	2-14-5 Maebara Nishi, Funabashi-shi, Chiba (opposite Parco, North Exit, JR Tsudanuma Station)
Chiba Branch	043 (225) 6111	260-0015	1-1-15 Fujimi, Chuo-ku, Chiba-shi, Chiba (East Exit, JR Chiba Station)
Kofu Branch	055 (226) 3000	400-0031	1-17-14 Marunouchi, Kofu-shi, Yamanashi (the north side of the Kofu City Office)

Branch name	Telephone No.	Zip code	Location
Niigata Branch	025 (224) 2111	951-8630	6-1178-1 Kamiokawa Maedori, Chuo-ku, Niigata-shi, Niigata (Masayakoji Honcho Bus Stop)
Kanazawa Branch	076 (261) 7171	920-0918	3-13 Oyamamachi, Kanazawa-shi, Ishikawa (Minamicho Bus Stop)
Shizuoka Branch	054 (254) 6411	420-0852	3-10 Koyamachi, Aoi-ku, Shizuoka-shi, Shizuoka (Nakashimaya Building, at the Gofukucho Intersection)
Nagoya Station Branch	052 (582) 5171	450-0002	4-8-14 Meieki, Nakamura-ku, Nagoya-shi, Aichi (diagonally opposite Meitetsu Department Store)
Nagoya Branch	052 (261) 1351	460-0008	4-1-1 Sakae, Naka-ku, Nagoya-shi, Aichi (Chunichi Building)
Head Office Sales Department	06 (6220) 2121	540-8639	4-5-33 Kitahama, Chuo-ku, Osaka (1F Sumitomo Building, Yodoyabashi Station)
Umeda Branch	06 (6315) 1151	530-0017	8-47 Kakutacho, Kita-ku, Osaka-shi, Osaka (2F Hankyu Grand Building, next to Hankyu Department Store East)
Namba Branch	06 (6633) 6331	542-0076	5-1-60 Namba, Chuo-ku, Osaka-shi, Osaka (1F Nankai Namba Station, the east side of Takashimaya)
Abenobashi Branch	06 (6632) 2121	545-0052	2-5-6 Abenosuji, Abeno-ku, Osaka-shi, Osaka (the north side of Abeno Velta)
Sakai Branch	072 (233) 1761	590-0028	59-2 Miyuki Dori, Mikunigaoka, Sakai-shi, Sakai-ku, Osaka (Sakai Higashi Station, 1F Takashimaya)
Yao Branch	072 (992) 6111	581-0004	3-6-8 Higashi Honcho, Yao-shi, Osaka (South Central Exit, Kintetsu Yao Station)
Toyonaka Branch	06 (6841) 1110	560-0021	1-1-1 Honmachi, Toyonaka-shi, Osaka (the east side of Hankyu Toyonaka Station, Hankyu Toyonaka Station Building)
Senri Chuo Branch	06 (6873) 2121	560-0082	1-1-3 Shinsenri Higashimachi, Toyonaka-shi, Osaka (1F Yomiuri Culture Center)
Ibaraki Branch	072 (632) 3711	567-0829	2-30 Futabacho, Ibaraki-shi, Osaka (East Exit, Hankyu Ibaraki-shi Station)

Branch name	Telephone No.	Zip code	Location
Takatsuki Branch	072 (684) 0001	569-0804	5-20 Konyamachi, Takatsuki-shi, Osaka (Osaki Building)
Hirakata Branch	072 (846) 2131	573-0032	13-20 Okahigashicho, Hirakata-shi, Osaka (South Exit, Keihan Hirakata-shi Station)
Kyoto Branch	075 (211) 7111	600-8411	612 Suiginyacho, Karasuma Dori 4 Jo Sagaru, Shimogyou-ku, Kyoto-shi, Kyoto (No. 23 Exit, Hankyu Karasuma Station, No. 2 Exit, Yonjo Subway Station)
Nara Saidaiji Branch	0742 (34) 1171	631-0821	2-1-50 Saidaji Higashimachi, Nara-shi, Nara (Kintetsu Saidaiji Station, next to Nara Family)
Wakayama Branch	073 (431) 9391	640-8203	3-5 Higashikuramaecho, Wakayama-shi, Wakayama (1F Nankai Wakayama-shi Station)
Kawanishi Branch	072 (757) 2361	666-0016	7-18 Chuocho, Kawanishi-shi, Hyogo (1F La La Grande Building, Hankyu Kawanishi Noseguchi Station)
Kobe Branch	078 (231) 2311	651-0087	8-1-6 Goko Dori, Chuo-ku, Kobe-shi, Hyogo (1-2F Kobe Kokusai Kaikan)
Akashi Branch	078 (917) 2311	673-0891	1-6-31 Oakashicho, Akasi-shi, Hyogo (opposite JR Yamaden Akashi Station to the south)
Himeji Branch	0792 (89) 2011	670-0927	252 Ekimaecho, Himeji-shi, Hyogo (opposite Sanyo Department Store)
Okayama Branch	086 (231) 2121	700-0024	1-5 Ekimotomachi, Okayama-shi, Okayama (B1F Hotel Grandvia Okayama)
Fukuyama Branch	084 (931) 1101	720-0063	15-1 Motomachi, Fukuyama-shi, Hiroshima (next to Tenmaya on the east)
Hiroshima Branch	082 (247) 7221	730-0031	2-2-12 Kamiyacho, Naka-ku, Hiroshima-shi, Hiroshima (Hondori Tram Stop)
Yamaguchi Hofu Branch	0835 (22) 2300	747-0036	3-4-24 Ebisumachi, Hofu-shi, Yamaguchi (Tenjinguchi Exit, Hofu Station)
Matsuyama Branch	089 (932) 2211	790-0003	4-11-1 Sanbancho, Matsuyama-shi, Ehime (west of the Matsuyama Central Post Office)

Branch name	Telephone No.	Zip code	Location
Fukuoka Branch	092 (781) 1531	810-0001	2-12-1 Tenjin, Chuo-ku, Fukuoka-shi, Fukuoka (Tenjin Building)
Kumamoto Branch	096 (355) 3211	860-0808	2-5 Tetorihoncho, Kumamoto-shi, Kumamoto (Torichosuji Tram stop)
Kagoshima Branch	099 (227) 1131	892-0828	7-8-101 Kinseicho, Kagoshima-shi, Kagoshima (opposite Yamagataya)
Note:
(1) Services of Administrator of Shareholders Registry are not available at “Sumishin i-Stations” or “Consulting Offices (excluding Tama Sakuragaoka).”
(2) Addresses and telephone numbers may be changed from time to time.

[Translation]
January 31, 2008
Notice Regarding Repurchase of Company’s Own Shares
(Repurchase of company’s own shares according to the articles of incorporation pursuant to Article 165,
Paragraph 2 of the Companies Act of Japan)
     Mitsui Sumitomo Insurance Company, Limited hereby announces that pursuant to Article 156 of the Companies Act of Japan as modified by Article 165, Paragraph 3, of the Act, the Company has resolved at the meeting of the Board of Directors held on January 31, 2008, to repurchase its own shares as follows:
1.	Reason for Repurchase
To improve capital efficiency and to promote return of profits to shareholders
2.	Details of Repurchase
(1)	Type of shares to be repurchased:
Shares of common stock of the Company
(2)	Total number of shares to be repurchased:
8,000,000 shares (Maximum)
(Approximately 0.5% of the shares issued)
(3)	Aggregate amount of the repurchase cost:
JPY 7,000,000,000 (Maximum)
(4)	Period of repurchase:
From February 1, 2008, to March 24, 2008
(Reference)
Status of the company’s own shares as at December 31, 2007:
(a)	Number of shares issued (excluding treasury shares):
1,410,897,794 shares
(b)	Number of shares held as treasury shares:
102,287,086 shares
- End -

[Translation]
January 31, 2008
Notice Regarding Cancellation of Treasury Shares
     Mitsui Sumitomo Insurance Company, Limited hereby announces that pursuant to Article 178 of the Companies Act of Japan the Company has resolved at the meeting of the Board of Directors held on January 31, 2008, to cancel the Company’s treasury shares.
     As set out below, the number of new shares to be issued by Mitsui Sumitomo Kaijo Group Holdings Kabushiki Kaisha, the holding company that the Company intends to establish through a sole share transfer subject to the approval of the shareholders’ meeting and approvals of the competent authorities, as announced on November 20, 2007, may be affected by the cancellation of treasury shares.
     The Company also announces that the share transfer plan was approved at the Company’s extraordinary shareholders meeting held on January 31, 2008.
1.	Details of Cancellation
(1)	Type of shares to be canceled:
Shares of common stock of the Company
(2)	Date of cancellation:
March 31, 2008
(3)	Number of shares to be canceled:
All treasury shares held as of March 31, 2008
(Reference) Status of the Company’s treasury shares:
102,287,086 shares (as of December 31, 2007)
     As separately announced today in the Notice Regarding Repurchase of Company’s Own Shares, the Company has resolved at the meeting of the Board of Directors held on January 31, 2008, to repurchase its own shares pursuant to Article 156 of the Companies Act of Japan as modified by Article 165, Paragraph 3, of the Act.
(1)	Type of shares to be repurchased:
Shares of common stock of the Company
(2)	Total number of shares to be repurchased:
8,000,000 shares (Maximum) (Approximately 0.5% of the shares issued)
(3)	Aggregate amount of the repurchase cost:
JPY 7,000,000,000 (Maximum)
(4)	Period of repurchase:
From February 1, 2008, to March 24, 2008
2.	Number of new shares to be issued by the Holding Company upon the Share Transfer
     The number of shares issued by the Company as of the day immediately preceding the date of incorporation of the Holding Company (March 31, 2008) may be affected (may decrease) by the cancellation of treasury shares, and, if so, the number of new shares to be issued by the Holding Company upon the share transfer may accordingly be affected (may decrease).
- End -

Note Regarding Forward-looking Statements
This document contains forward-looking statements that are based on the Company’s current expectations, assumptions, estimates and projections about its business, its industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of the Company’s financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. The Company cannot promise that its expectations expressed in these forward-looking statements will turn out to be correct. The Company’s actual results could be materially different from and worse than those expectations. Important risks and factors that could cause the Company’s actual results to be materially different from its expectations include, but are not limited to; (1) economic downturn in Japan; (2) the extent of competition that the Company faces from Japan’s other major non-life insurance companies and new entrants in the Japanese non-life insurance market; (3) the extent of further deregulation of the Japanese insurance industry; (4) occurrence of natural disasters in Japan; (5) occurrence of losses the type or magnitude of which could not be foreseen by the Company at the time of writing the insurance policies covering such losses; (6) the price and availability of reinsurance; (7) the performance of the Company’s investments; and (8) the Company’s relationship with the other “Mitsui” and “Sumitomo” companies.